

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Dante Picazo
Chief Executive Officer
Cannabis Bioscience International Holdings, Inc.
6201 Bonhomme Road
Suite 466S
Houston, TX 77036

> **Re: Cannabis Bioscience International Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 8, 2023**
> **File No. 333-267039**

Dear Dante Picazo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2023 letter.

Amendment No. 3 to Form S-1 Filed June 8, 2023

Risk Factors
Business Related Risks
Delays in payments...., page 10

1. Please revise to disclose the aggregate amount of payments that have been delayed and paid, as well as that have been delayed and remain outstanding.

Risk Factors
Risks Related to the Common Stock and This Offering
If the Company issues additional equity or equity-linked securities..., page 25

2. Please reconcile the 725 million shares disclosed in this risk factor with the 625 million shares disclosed elsewhere, as issued since February 28, 2023.

Capitalization, page 31

3. It appears the "As Adjusted" column has not been completely updated. Please advise or otherwise revise.

Dilution, page 32

4. Please revise the historical net tangible book value (NTBV) and NTBV per share, using the correct balance of net assets at February 28, 2023. Please also update pro forma NTBV and NTBV per share, as applicable for February 28, 2023.

Executive Compensation, page 51

5. Please update this section to include disclosure for your most recently completed fiscal year. Refer to Item 402 of Regulation S-K.

Exhibits

6. We note your response to comment 13 and reissue. It appears that the revised opinion continues to identify the incorrect number of shares being offered by the company. Specifically, the revised opinion continues to reference "6,250,000" shares instead of "6,250,000,000" shares. Please revise or advise.

    You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Barry J. Miller